Exhibit 4.34

EXHIBIT A
TERM SHEET

This term sheet (this “Term Sheet”) sets out key terms agreed between Murano Global Investments PLC and its applicable subsidiaries (together, “Murano”) and an ad hoc group of holders (the “Ad Hoc Group”) in respect of a liability management or restructuring transaction (the “Transaction”) in relation to the 11.000% Senior Notes due 2031 (the “Existing Notes”) issued by Cibanco, S.A., Institución de Banca Múltiple, in its capacity as Trustee (Fiduciario), under the First Amended and Restated Irrevocable Issuing, Administration and Payment Trust Agreement No. CIB/4323 (Contrato de Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323) as Issuer Trust (the “Issuer Trust”).

This Term Sheet does not purport to summarize all of the terms and conditions, and other provisions with respect to the Transaction referred to herein.  The proposed terms outlined herein remain subject to, among other things, the satisfaction of the conditions set forth in section titled “Effectiveness”.

Capitalized terms that are not otherwise defined in this Term Sheet have the meaning given to them in the indenture dated September 12, 2024 originally between, among others, (1) Cibanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as Trustee (Fiduciario) under the Issuer Trust, (2) Operadora Hotelera G.I., S.A. de C.V., as Operator Guarantor, (3) Murano PV, S.A. de C.V., as Parent Guarantor, (4) UMB Bank, N.A., as Indenture Trustee (the “Indenture Trustee”) and (5) Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as Onshore Collateral Agent (the “Existing Notes Indenture”).

THIS TERM SHEET DOES NOT CONSTITUTE OR FORM ANY PART OF, AND SHOULD NOT BE CONSTRUED AS, AN OFFER OR COMMITMENT TO SELL OR ISSUE, A SOLICITATION, RECOMMENDATION, COMMITMENT OR INVITATION TO SUBSCRIBE FOR, UNDERWRITE OR OTHERWISE ACQUIRE, AND SHOULD NOT BE CONSTRUED AS AN ADVERTISEMENT FOR, ANY SECURITIES OF THE COMPANY OR ANY OF ITS SUBSIDIARIES IN ANY JURISDICTION OR AN INDUCEMENT TO ENTER INTO INVESTMENT ACTIVITY IN ANY JURISDICTION. THE EXISTING NOTES OR THE NEW NOTES HAVE NOT AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

THE EXISTING NOTES AND THE NEW NOTES HAVE NOT BEEN AND WILL NOT BE AUTHORIZED BY, OR REGISTERED WITH THE MEXICAN NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES), MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES) (THE “CNBV”), AND, THEREFORE, MAY NOT BE OFFERED OR SOLD TO INVESTORS IN MEXICO THAT QUALIFY AS INSTITUTIONAL OR ACCREDITED INVESTORS ON A PRIVATE PLACEMENT BASIS, PURSUANT TO ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES OR “LMV”).

THE EXISTING NOTES AND THE NEW NOTES MAY NOT BE PUBLICLY OFFERED OR SOLD IN MEXICO AND ANY OFFERING CIRCULAR OR PRICING SUPPLEMENT ARE NOT INTENDED TO BE USED IN CONNECTION WITH A PUBLIC OFFERING SECURITY (OFERTA PÚBLICA) UNDER THE LMV AND MAY NOT BE PUBLICLY DISTRIBUTED IN MEXICO. ANY OFFERING CIRCULAR OR PRICING SUPPLEMENT ARE SOLELY MURANO’S RESPONSIBILITY AND HAVE NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. THE ACQUISITION OF THE EXISTING NOTES AND THE NEW NOTES BY AN INVESTOR WHO IS A RESIDENT OF MEXICO WILL BE MADE AT THE INVESTOR’S RISK. IN MAKING AND INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN INVESTOR, WHO MAY ACQUIRE THE EXISTING NOTES, AND THE NEW NOTES MUST RELY ON THEIR OWN EXAMINATION OF MURANO.

THIS TERM SHEET DOES NOT CONSTITUTE (NOR SHALL IT BE CONSTRUED AS) AN OFFER WITH RESPECT TO A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY TRANSACTION, IT BEING UNDERSTOOD SUCH A SOLICITATION ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, INSOLVENCY AND OTHER APPLICABLE LAWS.

THIS TERM SHEET IS CONFIDENTIAL AND HAS BEEN PRODUCED FOR DISCUSSION PURPOSES ONLY AND IS SUBJECT TO THE PROVISIONS OF FRE 408 AND ITS STATE AND FEDERAL EQUIVALENTS.

UNLESS OTHERWISE SET FORTH HEREIN, TO THE EXTENT THAT ANY PROVISION OF THIS TERM SHEET IS INCONSISTENT WITH THE LOCK UP AGREEMENT, THE TERMS OF THIS TERM SHEET WITH RESPECT TO SUCH PROVISION SHALL CONTROL AND TO THE EXTENT THAT ANY PROVISION OF THIS TERM SHEET IS INCONSISTENT WITH THE DEFINITIVE DOCUMENTS, THE TERMS OF THE DEFINITIVE DOCUMENTS SHALL CONTROL.

Overview
Issuer (Issuer Trust)
CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee) solely in its capacity as “Issuer Trustee” (Fiduciario) under the First Amended and Restated Irrevocable Issuing, Administration and Payment Trust Agreement No. CIB/4323 (Contrato de Fideicomiso Irrevocable de Emisión, Administratión y Pago No. CIB/4323), as Issuer Trust.

Project
The project at 3688+4P, Blvd. Kukulcan Km.16.5-Lotes 56-A-1 y 56-A-2, Segunda Etapa Turística, Zona Hotelera, 77500 Cancún, Q.R. involving the conversion of the existing site into (a) a hotel with 566 guest rooms (400 in Tower 1 and 166 in Tower 2) and (b) approximately 328 residential apartments (in Tower 2) (the “Residential Condos”) (jointly, the “Project”).

In addition, Hyatt will be replaced as operator of the Project with Ennismore México, S. de R.L. de C.V. and the existing Beach Club Loan will be fully and finally settled (and all mutual claims fully and finally discharged/released) for (a) an amount not exceeding US$10 million or (b) an amount otherwise agreed by the Ad Hoc Group and Murano.

Group	Murano Global Investments PLC and its corresponding subsidiaries related to the Project (“Murano”)
Debt Subject to the Transaction	The outstanding 11.000% Notes due 2031 (the “Existing Notes”) issued by the Issuer Trust
Transaction Structure
Transaction will be implemented either through (a) amendments to the documents relating to the Existing Notes to reflect the terms of the New Notes in the event that consent of 100% of holders of the Existing Notes is obtained (the “Amendments”); or (b) in the event that consent of 100% of holders of the Existing Notes is not obtained, a voluntary out of court exchange of the Existing Notes for New Notes (where holders of the Existing Notes shall be entitled to exchange their Existing Notes for New Notes on a dollar for dollar basis (the “Exchange”)).

If the Transaction is implemented through the Exchange:
(a)  The Exchange will be coupled with a consent solicitation in relation to the Existing Notes where Holders’ consents will be solicited to (i) release the Existing Notes’ Collateral, (ii) strip the Existing Notes’ of covenants and (iii) make certain other amendments to the Existing Notes. Holders of the Existing Notes that elect to exchange their Existing Notes for New Notes shall be deemed to provide these consents; and
(b)  Holders of the Existing Notes will be required to provide customary representations with respect to their status for the purposes of any applicable securities laws.

“Definitive Documents” for the Transaction to include:
(a)  Supplemental Indenture and/or New Indenture, including guarantees;
(b)  Amendments to the Issuer Trust, Real Estate Trust CIB/3224 and Murano 2000 Trust;
(c)  To the extent required in connection with the Transaction, amendments or restatement of Security Documents, including Mortgage over Unit 1, Share Pledge over the Operating Company, FF&E Pledge (Murano 2000 Trust) and Pledge without Transfer of Possession (Contracts, Permits and Rights);
(d)   Amendments to the Sponsor Support and Indemnification Agreement;
(e)   Amendments to the Security and Account Control Agreement;
(f)   Mediation Agreement;

(g) Hotel Operator Documents, including a hotel management agreement, a hotel and residential consultancy services agreement, a residential management agreement and construction agreements for the Works;
(h)  Direct rights agreement between the Onshore Collateral Agent and Ennismore amongst others providing for certain step-in rights for the Onshore Collateral Agent;
(i)   Hyatt Termination Agreement;
(j)   Project Monitor Appointment Letter; and
(k)  any other documents reasonably necessary in connection with the Transaction (as determined by the Ad Hoc Group and Murano acting in a commercially reasonable manner).

Mediation	The terms of the Transaction (and Definitive Documents) shall be negotiated, executed formalized and approved by a mediator pursuant to a duly conducted mediation process in Mexico.
Conditions Precedent to the Effectiveness of the Transaction
Transaction shall be subject to a number of conditions including but not limited to:
(a)   if the Transaction is implemented by the Exchange:
i.      a minimum of 66 2/3% of the Existing Notes being voluntarily tendered for exchange[1]; and
ii.  customary conditions precedent for the issuance of new securities (corporate authorisations, security documentation and legal opinions);
(b)  Definitive Documents for the Transaction (each in a form and substance satisfactory to the Ad Hoc Group and Murano) have been duly executed and delivered as necessary;
(c)   termination of Murano’s existing arrangements with Hyatt (including the Hotel Management Agreement) and execution of a termination agreement in relation to the Beach Club Loan on terms satisfactory to the Ad Hoc Group (the “Hyatt Termination Agreement”);
(d) a hotel management agreement and other definitive documentation between the Operator Guarantor and Ennismore regarding operation of the Project on terms satisfactory to the Ad Hoc Group (the “New Operator Documents”) having been executed;
(e)   payment of “key money” by Ennismore to the Escrow Account pursuant to the New Operator Documents;
(f)   formal approval by the Mexican mediator of the Transaction (and Definitive Documents) through mediation (as set out in “Mediation” above);
(g)   no material adverse change in Murano’s business;
(h)  receipt of any required regulatory approvals in connection with the Transaction, the Project and/or New Operator Documents;
(i)   payment in full by Murano of the fees and documented expenses of the Ad Hoc Group (including legal and financial advisor fees); and
(j)    other customary conditions precedent to be confirmed.

New Notes
General	Terms and conditions of the amended or exchanged notes (the “New Notes”) to reflect the terms and conditions of the Existing Notes subject to certain amendments which shall include the below.

1 As of the date of the Lock-Up Agreement, holders representing more than 81% of the principal amount of the Existing Notes have agreed to the Amendments/to voluntarily exchange their Existing Notes for New Notes (as applicable).

Issuer	Issuer Trust
New Notes Guarantors	New Notes to be guaranteed by all existing Guarantors of the Existing Notes
Sponsor Support and Indemnification Agreement
Sponsor Support and Indemnification Agreement to be amended to include:
(a)  an undertaking by the Sponsor to support the implementation of, and not to do anything to frustrate, the Project or the Works; and
(b)  certain additional covenants (see ‘Covenants’ section below).

Collateral
New Notes to benefit from first ranking security over all existing collateral for the Existing Notes. Existing security to remain in place as set out below with the Onshore Collateral Agent as sole secured party of record. The Issuer Trust and the Indenture to be amended to provide that New Notes rank ahead of any remaining Existing Notes (if the Transaction is effected through the Exchange) and to make sure enforcement proceeds are distributed through a revised waterfall where the New Notes rank ahead of the Existing Notes.

The security agreements themselves will be dealt with as follows:
(a)   Mortgages – existing agreements to be restated to secure the New Notes ahead of the Existing Notes.
(b)  Non-possessory pledges (Operator Guarantor and Murano 2000) – existing agreements filed with Mexican registry to be amended to secure the New Notes ahead of the Existing Notes.
(c)  Share pledge over Operator Guarantor – new agreement to be executed and endorsed and recorded in the Operator Guarantor’s corporate books.

Upon release of existing mortgage by Hyatt, the Beach Club property will be added to collateral.

Trust Agreements
In addition, Operator Guarantor shares will be contributed to the Issuer Trust.

The Issuer Trust will be amended or re-expressed to implement a centralized, trust-driven enforcement model, such that upon the occurrence of an Event of Default the Issuer Trustee acts solely on instructions from the Onshore Collateral Agent and/or the Indenture Trustee acting on behalf of holders of a majority of the New Notes, but subject at all times to the Sale Process section below (where applicable).

The Issuer Trustee shall have full authority and shall be entitled to (including by directing the Supervisor or any other delegate appointed by it to) manage, operate, appoint or replace operators and advisors, hire agents, raise interim funding, pursue Project sale process, but subject at all times to the Sale Process section below (where applicable).

The Real Estate Trust (CIB/3224) and the Murano 2000 Trust shall remain in place as asset-holding vehicles. Following an Event of Default, the trustees of such trusts shall act solely on instructions of the Issuer Trustee, and all enforcement, operational and disposal decisions shall be centralized at the Issuer Trust level, but subject at all times to the Sale Process section below (where applicable).

Maturity	September 2032. All outstanding principal, accrued interest and Premium (as defined below) will be due and payable in full on the maturity date.

Coupon
Interest on the New Notes will accrue from the issue date and be payable semi-annually in arrears on March 12 and September 12 of each year.

Interest on the New Notes shall be either capitalised or paid in cash semi-annually as per below:
(a)  13.0% PIK coupon (compounding semi-annually) for interest payments due in September 2025, March 2026 and September 2026;
(b)  11.0% cash coupon for interest payments due in March 2027 onwards, provided that:
i.    March 2027 coupon shall be paid in cash up to the amount of cash available to the Issuer for debt service (to be defined in the Definitive Documents). To the extent there is insufficient cash to pay the March 2027 coupon in full on the date it falls due, shortfall must be paid by the Issuer in cash within 12 months thereafter.  Any March 2027 coupon so deferred will not accrue interest and no Event of Default shall occur as a result of such deferral;
ii.   Cash coupon rate will step down from 11.0% to 9.5% on and from the coupon payment date falling immediately after the first date on which the New Notes have been redeemed in an amount equal to at least 80% of the Minimum Aggregate Residential Condo Sales Amount using the proceeds of the sales of the Residential Condos.

Residential Condos Sales / Escrow Account
Operator Guarantor shall take all steps necessary to sell the Residential Condos as soon as reasonably practicable and, in any event by no later than an agreed deadline. Proceeds of sales of the Residential Condos shall be applied in accordance with the ‘Escrow Account’ section below.

Escrow Account:
Murano shall procure that following amounts shall be collected into an escrow account opened by the Issuer Trust and secured in favour of the Onshore Collateral Agent (for the benefit of the holders of the New Notes) (the “Escrow Account”):
(a)   All proceeds of sales of the Residential Condos.
(b)   The Key Money.

Permitted drawdown from Escrow Account:
Operator Guarantor shall be permitted to draw down:
(a)  up to (in aggregate) US$75m from the proceeds of sales of Residential Condos deposited in the Escrow Account in the period from the date of the issuance of the New Notes to the earlier of (i) September 30, 2027 and (ii) the date on which the design, construction and fitting out and equipping of the Project (the “Works”) are fully completed and commissioned (such earlier date, the “Escrow Drawdown Longstop Date”) and to apply those amounts towards capex required to (x) complete the Works and (y) cover the applicable commissions, sales & marketing expenses and income taxes required to be paid in connection with the sales (each in a form and substance satisfactory to the Ad Hoc Group and Murano, as to be further defined in the Definitive Documents)  (jointly, the “Capex Drawdowns”); and/or
(b)   the Key Money in the Escrow Account to pay Hyatt up to the amount agreed to be paid pursuant to the Hyatt Termination Agreement or used to fund the Works, provided that:

(a)  withdrawals to fund the Works are consistent with the construction budget approved  by the Project Monitor and each withdrawal request is accompanied by the supporting documentation as may be required by and reasonably satisfactory to the Project Monitor;
(b)  utilisation of funds and application of withdrawn funds will be monitored by the Project Monitor; and
(c)  no Event of Default is continuing.

Upon each Capex Drawdown from the Escrow Account an upfront 4.0% PIK fee shall be paid to holders of the New Notes on the amount of any funds withdrawn from the Escrow Account (the “Escrow Utilization Fee”) on the date of such withdrawal. The Escrow Utilization Fee shall be automatically capitalised and added to the principal amount of the New Notes on the date that it is incurred.

Repayment and prepayment
Prepayment out of proceeds of Residential Condos sales:
(a)   An amount equal to:
a.   the aggregate minimum net sale price (as approved by the Ad Hoc Group and specified in the Definitive Documents) of all of the Residential Condos
minus
b.     the Capex Drawdowns,
(the “Minimum Aggregate Residential Condo Sales Amount”) to be applied in prepayment of the New Notes by December 31, 2027;
(b)  Any funds standing to the credit of the Escrow Account not drawn down by Murano on or before the Escrow Drawdown Longstop Date, to be applied in prepayment of the New Notes.
(c)  Any funds standing to the credit of the Escrow Account after the Escrow Drawdown Longstop Date, to be applied in prepayment of the New Notes on the final day of each calendar month falling thereafter.

For the avoidance of doubt, Residential Condo sales the proceeds of which are applied in accordance with the terms of the New Notes shall not trigger any other mandatory prepayment or Change of Control.

Mandatory Prepayment:
Mandatory prepayment at par plus interest, fees and Premium (as defined below) upon (i) a sale of all or substantially all of the Project and/or (ii) incurrence of any new indebtedness by the Issuer Trust or any Guarantor from any third party other than in accordance with the ‘Covenants’ section below.

Turbo Amortisation:
To the extent that:
(a)   the date on which the Works are fully commissioned and completed has occurred; and
(b)  a Rapid Amortization Event occurs thereafter,
all cash available for debt service shall be collected in the Lock Up Accounts and used to redeem the New Notes, pay interest, fees and Premium until full redemption and payment thereof.

Redemption premium
(a)  Upon any redemption of the New Notes a premium shall be payable on the amount so redeemed (the “Premium”) as follows (unless redemption is as a result of a sale by the Issuer Trustee/Sales Agent following an event of default in which case (b) below shall apply):
i.         Redemption during Financial Year 2026: None
ii.        Redemption during Financial Year 2027: None
iii.       Redemption during Financial Year 2028: US$15m
iv.       Redemption during Financial Year 2029: US$25m
v.        Redemption during Financial Year 2030: US$30m
To the extent that the New Notes are redeemed in part, the Premium payable shall be pro-rated according to the following formula:
i.      the amount of New Notes to be redeemed
divided by
ii.    the total amount of New Notes outstanding on 1 January 2028 multiplied by
iii.   the applicable Premium set out at (a)(i) to (v) above.
(b)  To the extent that there is a redemption following the disposition of all or part of the Project following an event of default under the New Notes, the Premium shall be the greater of (i) the applicable amount in (a) above and (ii) an amount sufficient for holders of the New Notes to achieve an IRR of 14% (which shall be calculated based on the outstanding principal of the New Notes as at closing of the Transaction).

Debt Service Reserve Account
(a)   Murano shall maintain a Debt Service Reserve Account, which shall, once funded as set out at (b) below, be credited with at least one full 11.0% cash coupon payment.
(b)  From and including April 2027, Murano shall ensure that at least an amount equal to at least one-sixth of one 11% cash coupon payment is credited to the Debt Service Reserve Account per month until the Debt Service Reserve Account is fully funded (such that the Debt Service Reserve Account is fully funded in an amount equal to one 11% cash coupon by September 2027), provided, however, that if the Debt Service Reserve Account is not fully funded by September 30, 2027, the outstanding unfunded amount will be credited to the Debt Service Reserve Account by December 31, 2027.
(c)   No withdrawals from Debt Service Reserve Account by Murano to be permitted.
(d)  The Indenture Trustee/Onshore Collateral Agent will be permitted to draw (or instruct the Issuer Trustee to draw) amounts from Debt Service Reserve Account to service interest or principal payments due under the New Notes, in which case Murano shall be obliged to fund the Debt Service Reserve Account up to the required amount.
(e)  For the avoidance of doubt, upon the occurrence of an Event of Default, the Debt Service Reserve Account and funds deposited therein or credited thereto shall constitute part of the Collateral.

Covenants
New Notes to be subject to customary affirmative and restrictive covenants reflecting covenants under the Existing Notes subject to certain amendments including, without limitation:
(a)   To the extent that any additional funding is required to complete the Works, such shortfall may be funded by Murano incurring subordinated debt provided that any such indebtedness must be unsecured, fully subordinated to the New Notes and in form and substance satisfactory to the Indenture Trustee (acting on the instructions of a majority of the holders of the New Notes).

(b)  No dividends, distributions or any other restricted payments or investments (including acquisitions and joint ventures) may be paid or made by the Issuer Trust or any Guarantor whilst the New Notes remain outstanding.
(c)  No disposals of any part of the Project (other than the disposals of the Residential Condos as expressly permitted) unless the net proceeds are sufficient (and are used) to redeem the New Notes in full together will all accrued interest, fees and Premium thereon.
(d)  No disposals of any assets of any Guarantor (other than the Project) subject to de minimis exemptions to be agreed.
(e)  Guarantors to be restricted from incurring additional debt and guarantees, granting security, transacting with affiliates and making changes to their business, in each case subject to exceptions to be agreed.
(f)    Sponsor to be restricted from:
a.     disposing of its shares in the Parent Guarantor, except for:
i.    dispositions made in the context of a permitted corporate reorganization (on terms to be agreed in the Definitive Documents) approved by the Sponsor’s shareholders; and/or
ii.    in a transaction that does not trigger a Change of Control under the New Notes Indenture; or
b.    making material changes to its business, except for any changes made in the context of a permitted change in corporate strategy (on terms to be agreed in the Definitive Documents) approved by the Sponsor’s shareholders.
(g)          Ratings event condition to be removed from Change of Control Triggering Event.

Project Monitor
(a)  Independent supervising company to be engaged (the “Project Monitor”) for the Project with the Project Monitor’s identity, scope of services and costs on terms acceptable to the Indenture Trustee (acting on the instructions of holders of a majority of the New Notes).
(b)   Project Monitor to be responsible for supervising the Works and ensuring compliance with agreed construction/operational milestones (see ‘Events of Default’ section below) and construction budget.
(c)  Project Monitor consent required for any changes to Project or Works budget or scope – certain material changes to also require Indenture Trustee consent (acting on the instructions of holders of a majority of the New Notes).
(d)  Project Monitor consent to be required for withdrawals from Escrow Account (see ‘Escrow Account’ section above).
(e)  Project Monitor to report to holders of the New Notes (through the Indenture Trustee) at regular intervals on, amongst other things, compliance with construction/operational milestones, compliance with budget and costs. Any holder of the New Notes to have right to request a copy of such reports from the Indenture Trustee at any time.
(f)   Project Monitor to owe its duties to the Indenture Trustee (for the benefit of the holders of the New Notes) and Indenture Trustee (acting on the instructions of a majority of the holders of the New Notes) will have power to replace Project Monitor at its discretion.
(g)  Project Monitor’s costs to be borne by the Issuer Trust or, in the absence of available funds at the Issuer Trust, by Murano.

Governance
(a)   Up to two (2) independent directors with relevant industry or finance/accounting experience selected by the Ad Hoc Group to be appointed to the board of the Parent Guarantor.
(b)  List of reserved or extraordinary matters for board decisions requiring the affirmative vote of at least one independent director to be agreed in the Definitive Documents.

Events of Default
Events of default under the Existing Notes to be expanded to include additional triggers including:
(a)   Breach of any additional undertakings in New Notes.
(b)  Failure to redeem the New Notes in an amount equal to the Minimum Aggregate Residential Condos Sales Amount by December 31, 2027.
(c)   Failure to meet certain construction/operational milestones by the dates to be agreed including:
i.         Practical completion of the Works;
ii.        Opening of the Hotel;
iii.       Completion of Residential Condos for sale (phased); and
iv.       Sale of Residential Condos (phased).

Governing law and jurisdiction	New York governing law (provided that security documents and trust agreements shall be governed by Mexican laws). ICC arbitration.
Sale Process after Event of Default
Issuer Trust Agreement will be amended to permit the Issuer Trustee (or its delegate) to mandate a third-party sale agent (such sales agent being CBRE, Cushman, JLL or another top tier brokerage firm, the “Sales Agent”) to conduct the sale of the Project based on the following principles:
(a)  Sale may be conducted upon the occurrence of any Event of Default under the New Notes and subject to the Sales Agent being so instructed by the Issuer Trustee (acting on the instruction of the Indenture Trustee who is in turn acting on the instructions of a majority of the holders of the New Notes).
(b)  Issuer Trustee or Sales Agent will seek a valuation of the Project from CBRE, Cushman, JLL or another top tier valuation firm prior to commencement of the sale process. Valuation to be carried out on the then as is basis without taking into account any potential future construction completion.
(c)  Sales process will be conducted on a competitive basis.
(d)  Starting asking bid price shall be no lower than the obtained valuation.
(e)  If no bids have been obtained at initial asking price within 2 months of commencement of the sale process, Issuer Trustee/Sales Agent may lower the asking bid price by 10% (the “Second Sale Process”).  If no bids received at Second Sale Process asking price within 1 month after commencement of the Second Sales Process, Issuer Trustee Sales/Agent may lower the asking bid price by another 5% and recommence the sale process within 4 weeks after the Second Sale Process completes (the “Third Sale Process”).
(f)   If no bids received at Third Sale Process asking price, the Issuer Trustee (at the instruction of a majority of the holders of the New Notes) may mandate the Sales Agent to conduct a sale of the Project on such conditions and within such period of time as it may resolve acting in a commercially reasonably manner.

Proceeds of the Project sale will be applied pursuant to waterfall set out in the Trust Agreement provided that New Notes, accrued interest, fees and Premium will need to be paid before any distributions can be made to the Sponsor.

Sales Agent to provide regular updates to holders of the New Notes (directly or via the Indenture Trustee, who shall be entitled to share the information with the holders at any time) during sales process (at least weekly).

Sponsor rights throughout Sale Process:
(a)   Customary right to bid for the Project as part of the sales process and on par with other market participants;
(b)   Right of first refusal to match a winning third-party bid;
(c)    Right to be informed of the sales process; and
(d)  Right to repay the New Notes plus interest, fees and Premium following which the Sale Process shall be terminated.